UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

October 25, 2016

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 25 October 2016

Third quarter 2016 financial information

Accelerated growth in third quarter revenue and restated EBITDA, driven by very high-speed broadband and convergence

•  The Group achieved a solid commercial performance in the 3rd quarter of 2016, driven by very high-speed broadband and convergence, with 845,000 net mobile contract1 additions and 348,000 additional fibre customers. There were 25.5 million 4G customers in Europe at 30 September 2016 (1.7x increase in one year) and 9.8 million customers of convergent offers at that date (+11% year on year).

In France, mobile contract1 net additions remained at a high level (+187,000 in the 3rd quarter), confirming the attractiveness of Orange's segmented offers. Fixed broadband was also very buoyant, with 134,000 net additions in the 3rd quarter, led by fibre (+126,000) with 1.308 million customers at 30 September 2016.

In Spain, fixed broadband growth continued to be very strong with 194,000 net fibre additions in the 3rd quarter and 1.411 million fibre customers at 30 September 2016. Mobile contracts[1] climbed steadily, with 94,000 net additions in the 3rd quarter, a stronger performance than in the 3rd quarter of 2015.

In Poland, the commercial performance was very satisfactory with 309,000 net mobile contract additions (the highest level in several years), after three quarters of already strong growth. In Belgium, the mobile contract1 customer base rose for the sixth consecutive quarter.

In Africa and the Middle East, the mobile customer base at 30 September 2016 was 113.5 million customers and included Tigo in the Democratic Republic of the Congo (3.4 million customers) and Cellcom in Liberia (1.5 million customers), both of which were consolidated in the 3rd quarter. The trend in net additions improved significantly with 103,000 net customer additions in the 3rd quarter after a decrease of 1.4 million customers in the 2nd quarter, on a comparable basis. Orange Money had 20 million customers at 30 September 2016 (+30% year on year).

•  Revenues reached 10.323 billion euros in the 3rd quarter of 2016, up 0.8%, after rising 0.3% in the 1st half (on a comparable basis). At 30 September 2016, revenues had increased 0.5%. The improving trend was confirmed despite the impact of the decline of national roaming in France and of roaming price reductions in Europe.

Growth accelerated in Spain, rising 7.8% in the 3rd quarter after an increase of 6.2% in the 2nd quarter. Growth resumed in the Belgium and Luxembourg segment (+1.7%), and the trend improved in the Enterprise segment (+0.7%). France posted a modest decline of 0.6% in the 3rd quarter, while revenues rose 2.5% in Africa and the Middle East in the 3rd quarter following growth of 2.3% in the 2nd quarter.

•  Restated EBITDA (3.597 billion euros in the 3rd quarter of 2016) rose 1.6% (+58 million euros) on a comparable basis and the restated EBITDA margin was 34.9%, an improvement of 0.3 percentage points compared with the 3rd quarter of 2015. Restated EBITDA for the first nine months of the year (9.510 billion euros) increased 0.2% (+19 million euros) and the restated EBITDA margin was essentially stable at 31.3%.

•  CAPEX for the first nine months of the year (4.733 billion euros at 30 September 2016) increased 5.3% on a comparable basis and the ratio of CAPEX to revenues was 15.6% (+0.7 percentage points compared with 30 September 2015). Investments in very high-speed fixed and mobile broadband (fibre, 4G and 4G+) continued their steady climb, in line with the goals of the Essentiels2020 strategic plan. Investments also increased in the datacentres, in customer equipment (new Livebox in France) and in the new Smart Store concept stores.

2016 outlook

For the full-year 2016, Orange confirms that restated EBITDA will be greater than that of 2015 on a comparable basis. This objective will be supported by continued commercial momentum, investments, and efforts to improve the cost structure.

The Group also confirms the target of a restated ratio of net debt to EBITDA of around 2x in the medium term to preserve Orange’s financial strength and investment capacity. Within this framework, the Group is maintaining a policy of selective, value-creating acquisitions concentrating on markets in which it is already present.

The Group plans to propose the payment of a dividend of 0.60 euros per share for 2016[2]. An interim dividend for 2016 of 0.20 euros per share will be paid on 7 December 2016[3].

Commenting on the publication of the results for the first nine months of 2016, Stéphane Richard, Chairman & Chief Executive Officer of the Orange Group, stated:

“The third quarter was again marked by a strong commercial performance, reflecting the success of Essentiels2020 - our strategy of differentiation through investment in high-speed broadband networks and the reinvention of our customer relationships. This performance can be seen in the accelerated growth of our revenues and restated EBITDA and enables us to confirm all of our objectives for 2016.

In France, due to a strong commercial dynamic, we reached the end of September with more than 10 million 4G customers, 1.3 million fibre customers and more than half of our broadband customer base using converged services. These developments have led to further improvement in both the satisfaction and loyalty of our mobile and fixed customers.

The increasing growth in revenues in Europe mainly stems from the excellent performance in Spain, with very strong growth in both mobile and fixed broadband, as well as the return to growth in Belgium, where our new convergent offers are showing early signs of success.

In Africa and the Middle East, where Orange Money customers now exceed 20 million, the increasing take-up of smartphones and our commercial strategy has translated into strong growth in mobile data revenues. The integration of the recently acquired operations in Sierra Leone, Burkina Faso, Liberia and the Democratic Republic of the Congo is on track, with the latter two operations now consolidated.

Lastly, the Enterprise business is performing well, with a third consecutive quarter of revenue growth, again due to the development of our IT activities and integration services.”

*

*       *

The Board of Directors of Orange SA met on 24 October 2016 and examined the Group’s results for the period ended 30 September 2016.

The financial data and comparable basis data in this press release are unaudited data.

More detailed information is available on the Orange website:

www.orange.com

Key figures

·         30 September data

	2016	2015	2015	change	change
In millions of euros		comparable basis	historical basis	comparable basis	historical basis

Revenues	30,401	30,258	29,841	0.5%	1.9%
Of which:
France	14,144	14,289	14,279	(1.0)%	(0.9)%
Europe	7,798	7,666	7,345	1.7%	6.2%
Spain	3,706	3,520	3,064	5.3%	21.0%
Poland	1,963	2,042	2,145	(3.9)%	(8.5)%
Belgium & Luxembourg	920	913	913	0.8%	0.8%
Central European countries	1,215	1,194	1,227	1.7%	(1.0)%
Intra-Europe eliminations	(6)	(2)	(3)	-	-
Africa & Middle East	3,887	3,772	3,587	3.0%	8.4%
Enterprise	4,756	4,707	4,748	1.0%	0.2%
International Carriers & Shared Services	1,360	1,386	1,442	(1.8)%	(5.7)%
Intra-Group eliminations	(1,544)	(1,562)	(1,561)	-	-
Restated EBITDA*	9,510	9,491	9,351	0.2%	1.7%
As % of revenues	31.3%	31.4%	31.3%	(0.1) pt.	(0.1) pt.
CAPEX (excluding licences)	4,733	4,496	4,235	5.3%	11.8%
As % of revenues	15.6%	14.9%	14.2%	0.7 pt.	1.4 pt.

·         Quarterly data

	3rd quarter	3rd quarter	3rd quarter	change comparable	change historical
	2016	2015	2015	basis	basis
In millions of euros		comparable basis	historical basis

Revenues	10,323	10,240	10,284	0.8%	0.4%
Of which:
France	4,768	4,797	4,794	(0.6)%	(0.5)%
Europe	2,670	2,597	2,652	2.8%	0.7%
Spain	1,288	1,194	1,216	7.8%	5.9%
Poland	657	684	709	(3.9)%	(7.4)%
Belgium & Luxembourg	311	306	306	1.7%	1.7%
Central European countries	417	414	421	0.8%	(1.1)%
Intra-Europe eliminations	(3)	(1)	(1)	-	-
Africa & Middle East	1,371	1,338	1,304	2.5%	5.1%
Enterprise	1,567	1,556	1,577	0.7%	(0.6)%
International Carriers & Shared Services	456	479	486	(4.7)%	(6.1)%
Intra-Group eliminations	(510)	(527)	(528)	-	-
Restated EBITDA*	3,597	3,540	3,561	1.6%	1.0%
As % of revenues	34.9%	34.6%	34.6%	0.3 pt.	0.2 pt.
CAPEX (excluding licenses)	1,566	1,559	1,563	0.5%	0.2%
As % of revenues	15.2%	15.2%	15.2%	(0.1)pt.	(0.0)pt.

* EBITDA restatements are described in appendix 2.

Comments on key Group figures

Revenues

Orange Group revenues for the first nine months of the year were 30.401 billion euros. An increase of 0.8% in the 3rd quarter of 2016, after rising 0.3% in both the 1st half of 2016 and the 2nd half of 2015 (on a comparable basis), confirmed the improving trend despite the impact of decreased national roaming in France and roaming price reductions in Europe.

The Group’s revenues grew 0.5% in the first nine months of the year on a comparable basis[4]. Fixed broadband services rose 5.1% at 30 September 2016, led by fibre and TV content in France and Spain, while mobile services rose 0.4%.

The revenue trends in the 3rd quarter of 2016 were as follows by region (on a comparable basis):

In France, the growth of fixed broadband services remained strong (+5.8% in the 3rd quarter), led by fibre and TV content. Mobile services declined 3.8%, marked in particular by the downturn in national roaming and roaming price reductions in Europe.

In Europe, revenues rose 2.8% in the 3rd quarter after rising 1.9% in the 2nd quarter, led by growth in Spain:

-       in Spain, revenue growth accelerated (+7.8% after rising 6.2% in the 2nd quarter), led by mobile services and mobile equipment sales, while the growth of fixed broadband continued to be strong (+7.8%) with the success of fibre;

-       in Poland, revenues were down 3.9% in the 3rd quarter, continuing the trend of the previous two quarters. In particular, the decline of mobile services (-3.1%) reflected the development of SIM-only offers and of convergence;

-       Belgium & Luxembourg: revenue growth resumed in the 3rd quarter (+1.7%) principally with the rebound of mobile equipment sales;

-       the Central European Countries rose 0.8% in the 3rd quarter: growth in Romania (+3.3%) was partly offset by a decline in Slovakia (-2.7%) and in Moldova (-3.7%).

Africa and the Middle East grew 2.5% after an increase of 2.3% in the 2nd quarter, led by Egypt, Guinea, Côte d’Ivoire and Mali.

Enterprise segment: IT and integration services rose 4.1% in the quarter, led by security and Cloud services, while connectivity (voice and data services) was relatively stable.

Customer base growth

In France, mobile contracts (25.8 million customers at 30 September 2016) climbed 8.7% and represented 87.3% of the mobile customer base at that date (+3.3 percentage points year on year). In Europe, mobile contracts (32.9 million customers) were up 6.6% year on year and represented 63.9% of the mobile customer base (+2.5 percentage points in one year). The increase in contracts in the Europe zone principally related to Poland and Spain.

Africa and the Middle East had 113.5 million mobile customers at 30 September 2016, including Tigo in the Democratic Republic of the Congo (3.4 million customers) and Cellcom in Liberia (1.5 million customers), which were consolidated in the 3rd quarter. The trend in net additions improved significantly with the addition of 103,000 customers in the 3rd quarter, after a decrease of 1.4 million customers in the 2nd quarter (on a comparable basis), which had been impacted in particular by customer identity verification processes coming into force in most countries. On a comparable basis, the mobile customer base of the Africa and the Middle East segment declined 1.9% year on year.

The Group had a total of 194.5 million mobile services customers at 30 September 2016, an increase of 0.2% year on year (+294,000 additional customers) on a comparable basis.

There were 18.1 million fixed broadband customers at 30 September 2016, an increase of 3.3% year on year on a comparable basis with 582,000 additional customers, including 443,000 in France and 197,000 in Spain. Fixed broadband subscribers included 2.898 million fibre subscribers at 30 September 2016, with 1.411 million in Spain and 1.308 million in France.

Meanwhile, there were 8.2 million TV customers at 30 September 2016, compared with 7.7 million at 30 September 2015 on a comparable basis, a year-on-year increase of 7.1%.

Restated EBITDA

Restated EBITDA was 9.510 billion euros in the first nine months of 2016, an increase of 0.2% (+19 million euros) on a comparable basis, and the restated EBITDA margin was 31.3%, nearly stable in relation to the first nine months of 2015 (-0.1 percentage point).

In the 3rd quarter of 2016, restated EBITDA rose 1.6% (+58 million euros) to 3.597 billion euros while the restated EBITDA margin was 34.9% (+0.3 percentage points) on a comparable basis compared to the 3rd quarter of 2015.

The increase in restated EBITDA in the 3rd quarter of 2016 was mainly tied to revenue growth (+82 million euros), while commercial expenses and content costs increased 58 million euros to support business growth.

The other operating costs were down 33 million euros: the reduced labour expenses were partially offset by increased operating taxes (particularly in the Africa and Middle East segment), while other expenses remained stable, thanks in particular to the actions carried out under the Explore2020 operational efficiency improvement plan.

CAPEX

CAPEX reached 4.733 billion euros in the first nine months of 2016[5], up 5.3% in relation to the first nine months of 2015, on a comparable basis. The ratio of CAPEX to revenues was 15.6%, an increase of 0.7 percentage points compared to 30 September 2015.

Investments in fibre rose strongly (+14.6% compared with the first nine months of 2015) and mainly related to France and Spain. There were 6.3 million households with connectivity in France at 30 September 2016, 9.0 million in Spain, and 1.2 million in Poland.

Investments in very high-speed mobile services increased 14.4% compared to the first nine months of 2015. At 30 September 2016, 84% of the population in France had 4G coverage, 89% in Spain, 97% in Poland, 99.5% in Belgium, 74% in Romania, 77% in Slovakia and 96% in Moldova. In Africa and the Middle East, 4G was commercially launched in 10 countries: Botswana, Cameroon, Côte d’Ivoire, Guinea-Bissau, Jordan, Liberia, Morocco, Mauritius, Senegal and Tunisia. At the same time, 4G+ deployment continued in France and in the other European countries.

There was also an increase in investments in customer equipment, with Orange’s new Livebox marketed since May 19th, and information systems (datacentres in France, integration of Jazztel in Spain, and customer relations in Africa and the Middle East).

The modernisation of stores continued, mainly in France with the opening of 14 new Smart Stores in the 3rd quarter of 2016, bringing the total in France to 37.

Changes in asset portfolio

The four companies recently acquired in Africa have gradually been consolidated in the Group’s financial statements. Cellcom in Liberia and Tigo in the Democratic Republic of the Congo were fully consolidated at 30 September 2016. The two subsidiaries acquired from the Bharti Airtel group in Burkina Faso and Sierra Leone will be consolidated in the 4th quarter.

Orange announced on 20 July 2016 that, through its entity Orange Business Services, it had acquired Log’in Consultants, a business dedicated to integration services for workstation virtualisation.

In early October, the French and European regulatory and prudential authorities authorised Orange to acquire 65% of the capital of Groupama Banque, which will be renamed Orange Bank in January 2017. The Orange Bank offering will be available in France in the first half of 2017.

On 18 October 2016, Orange acquired 100% of the capital of Sun Communications, the leading supplier of paid television in Moldova, which will enable Orange to market broadband convergent offers in the country.

Review by operating segment

France

Revenues in France showed a modest decline of 0.6% in the 3rd quarter of 2016 after falling 1.7% in the 2nd quarter on a comparable basis. They benefited from an improvement in the trend for mobile services to operators (particularly MVNOs and network sharing) and a recovery in mobile equipment sales (+11.4% after a 1.8% decrease in the 2nd quarter).

Mobile services declined 3.8% in the 3rd quarter of 2016. They continued to be affected by lower revenues from the national roaming contract and the reduction of roaming prices in Europe, as well as the impact of the rapid growth of SIM-only offers, which represented 61% of consumer contracts at 30 September 2016 (+13 percentage points year on year). The Open convergent offers and the Sosh offers continued to post strong growth, with 7.569 million Open customers at 30 September 2016 (+11.2% year on year) and 3.209 million Sosh customers (+13.9% year on year). The total contract customer base[6] (20.644 million customers at 30 September 2016) recorded year-on-year growth of 2.8%. There were 10.3 million 4G customers at that same date representing 50% of the contract customer base6.

Fixed services grew 0.7% in the 3rd quarter of 2016. Growth of fixed broadband services accelerated (+5.8% in the 3rd quarter after rising 4.4% in the 2nd quarter), led by growth of the customer base and an increase in ARPU. The fixed broadband customer base had 11.056 million subscribers at 30 September 2016 (+4.2% year on year). It included 1.308 million fibre subscribers, compared with 827,000 one year earlier, a year-on-year increase of 58%. ARPU rose 0.5% as at 30 September 2016, reflecting the growing share of fibre and premium offers (Play and Jet offers) and the development of TV content offers. Convergent offers represented 51% of the fixed broadband customer base at 30 September 2016 (+3 percentage points in one year).

Traditional telephony fell 11.2% in the 3rd quarter of 2016 while fixed services to operators rose 2.1% with growth in the number of broadband subscriptions marketed to operators and in related collection and transmission services.

Europe

Revenues from the Europe zone increased 2.8% in the 3rd quarter of 2016 after climbing 1.9% in the 2nd quarter, led in particular by strong growth in Spain (+7.8% in the 3rd quarter after rising 6.2% in the 2nd quarter).

For the Europe zone as a whole, revenues from mobile services increased 3.3% in the 3rd quarter. The contract customer base had 32.9 million customers at 30 September 2016, an increase of 6.6% year on year, and represented 63.9% of the total mobile customer base at that date (+2.5 percentage points in one year). The marketing of contracts continued to be brisk, with 550,000 net additions in the 3rd quarter after 585,000 in the 2nd quarter.

Revenues from fixed broadband rose 4.8% in the 3rd quarter, reflecting the rapid development of fibre and of TV content offers in Spain. The fixed broadband customer base had 6.1 million customers at 30 September 2016 (+2.0% year on year), including 1.5 million fibre customers, mainly in Spain. At 30 September 2016, the fixed broadband customer base also included the first customers of recently marketed convergent offers, which were offered via cable in Belgium and via fibre in Romania.

Spain

The revenue trend in Spain improved for the sixth consecutive quarter, with growth of 7.8% posted in the 3rd quarter of 2016 after the increases of 6.2% in the 2nd quarter and 1.8% in the 1st quarter (on a comparable basis).

This reflected the mobile services trend, which rose 9.8% in the 3rd quarter of 2016 after rising 8.9% in the 2nd quarter and 4.4% in the 1st quarter. These services benefited from the richer offers that began at the end of 2015, and from 4G deployment, with 7.2 million customers at 30 September 2016 (1.6x increase in one year). The customer base continued to grow, with the number of contract customers (12.5 million at 30 September 2016) increasing 5.4% year on year, while the number of prepaid offer customers (3.3 million) increased 1.0%.

Fixed services rose 4.6% in the 3rd quarter of 2016, a continuation of the two previous quarters. Fixed broadband revenues continued to climb sharply (+7.8% in the 3rd quarter). There were 3.886 million fixed broadband customers at 30 September 2016 (+5.3% year on year), and quarterly ARPU rose 2.6%. Fibre experienced very strong growth, with 1.411 million customers at that date (2.5x increase in one year) and represented 36% of the fixed broadband customer base (+21 percentage points in one year). TV services also rose rapidly, with 458,000 customers at 30 September 2016 (2.1x increase in one year), led by the success of content offers and in particular the broadcast of football championships. Meanwhile, convergent offers represented 83% of the fixed broadband customer base at 30 September 2016 (+2.4 percentage points in one year).

Poland

Revenues in Poland declined 3.9% in the 3rd quarter of 2016 after falling 3.5% in the 2nd quarter, on a comparable basis.

Mobile services decreased 3.1% in the 3rd quarter. ARPU erosion followed the same trend as in the previous quarters, in connection with the development of SIM-only offers, multi-SIM offers and convergent offers. In the third quarter, commercial momentum was particularly strong, with 309,000 net contract additions, due to the success of commercial activities and to increased customer migrations from prepaid offers to contracts. In all, the contract customer base (9.085 million customers at 30 September 2016) recorded growth of +12.3% year on year. 4G continued to develop rapidly, with 3.8 million users at 30 September 2016 (2.4x increase in one year), and the number of convergent offers (837,000 customers at that same date) increased 25.5% year on year. The number of pre-paid offer customers declined 600,000 in the 3rd quarter, linked to the introduction of customer identity verification requirements, though this had a limited impact on the revenue trend.

Growth continued to be buoyant in mobile equipment sales (+51.2% in the 3rd quarter), led by the development of sales using an instalment payment plan.

Fixed services declined 8.6% in the 3rd quarter. Traditional telephony fell 13.0% and fixed broadband decreased 6.8%, impacted by a decline in the number of clients and price reductions occurring in 2015. Commercial activity in very high-speed broadband (VDSL and fibre) was brisk: there were 44,000 net additions in the 3rd quarter, including 18,000 additional fibre customers. At 30 September 2016, there were 436,000 customers of very high-speed offers (VDSL and fibre), a year-on-year increase of 61%. The fixed broadband customer base had 2.025 million customers at 30 September 2016 (-5.0% year on year).

Other revenues declined significantly in the 3rd quarter in connection with the end of infrastructure projects occurring in the 4th quarter of 2015 and the decreased revenues from ICT.

Belgium & Luxembourg

Revenues in Belgium and Luxembourg increased 1.7% in the 3rd quarter of 2016 after decreasing 1.6% in the 2nd quarter. The return to growth in the 3rd quarter was linked in particular to a recovery in mobile equipment sales after the 2nd quarter downturn.

Mobile services were relatively stable in the 3rd quarter (-0.1%). The impact of roaming price decreases in Europe, effective from 30 April, was compensated by growth in the contract customer base and an increase in contract ARPU (+1.5%). The mobile contract customer base[7] (2.335 million customers at 30 September 2016) continued to grow steadily (+2.9% year on year) and there were 1.4 million 4G users at 30 September 2016 (+65% year on year). The MVNO customer base had 1.992 million customers at 30 September 2016 (+17.3% year on year).

At 30 September 2016, Orange Belgium had 17,600 customers of the new Internet + TV convergent offers, with a strong increase in September additions supported by the first advertising campaign devoted to the new offers.

Central European countries

Revenues in the Central European Countries rose 0.8% in the 3rd quarter of 2016 after rising 1.5% in the 2nd quarter (on a comparable basis).

In Romania, revenues increased 3.3% in the 3rd quarter, as they did in the 2nd quarter, led by mobile services (incoming traffic). TV services had 315,000 customers at 30 September 2016 (+26.3% year on year). The first very high-speed fixed service offers[8], launched last May in three cities, have been marketed at a national level since September 5th.

In Slovakia, revenues fell 2.7% in the 3rd quarter, after declining 1.0% in the 2nd quarter. The downturn between the two quarters concerned fixed services to operators, while mobile services continued to be impacted by the erosion of ARPU.

In Moldova, revenues fell 3.7% in the 3rd quarter, after declining 6.1% in the 2nd quarter (on a comparable basis). The mobile services trend improved but continued to be impacted by the significant downturn in incoming international traffic.

The mobile customer base of the Central European Countries had 15.3 million customers at 30 September 2016. Contracts (8.1 million customers) increased 4.4% and represented 52.9% of the mobile customer base at 30 September 2016 (+2.5 percentage points in one year). The 4G mobile customer base had 2.8 million customers at that same date, an increase of 1.2 million since the beginning of the year. There were 165,000 fixed broadband customers, an increase of 10.6% year on year.

Africa & Middle East

Revenues from the Africa and Middle East segment rose 2.5% in the 3rd quarter of 2016 on a comparable basis. Excluding the two entities consolidated for the first time at 30 September 2016 (Tigo in the Democratic Republic of the Congo and Cellcom in Liberia), growth was 3.1% in the 3rd quarter, an improvement of 0.8 percentage points compared with the 2nd quarter (+2.3%), while revenues continued to be impacted by the strengthened requirement for customer identity verification in most countries.

Mobile services rose 3.5% in the 3rd quarter, led by data services, where growth continued to be strong (+34% in the 3rd quarter). Similarly, Orange Money revenues increased 48% in the 3rd quarter. Orange Money had 20 million customers at 30 September 2016 (+30% year on year).

The principal contributors to revenue growth in the 3rd quarter were Egypt, Guinea, Côte d’Ivoire and Mali.

The mobile customer base of the Africa and Middle East segment had 113.5 million customers at 30 September 2016, after reaching 108.5 million at 30 June. The addition of 5.0 million customers in the 3rd quarter largely corresponded to the contributions from the two new companies consolidated at 30 September 2016: 3.4 million customers from Tigo in the Democratic Republic of the Congo and 1.5 million from Cellcom in Liberia. The net additions trend improved with the addition of 103,000 customers in the 3rd quarter, after a decrease of 1.4 million customers in the 2nd quarter (on a comparable basis) in connection with the strengthened requirement for verification of customer identities in most countries.

On 13 October 2016, Orange Egypt acquired a 4G licence for 15 years encompassing two blocks of 10 MHz spectrum and a virtual fixed operator's licence for 498 million USD. This acquisition gave Orange Egypt wider spectrum and allowed it to offer its customers better service quality than was envisaged at 30 June 2016; the financial terms were also different from those predicted at 30 June 2016, with a price of more than 102 million USD and payment in full made in 2016 rather than being spread out over three years.

Enterprise

Revenues from the Enterprise segment increased 0.7% in the 3rd quarter of 2016 after rising 0.3% in the 2nd quarter, on a comparable basis. Growth of 1.0% was achieved over the first nine months of the year, led by IT and integration services (+4.5%).

Voice services fell a modest 1.5% in the 3rd quarter, as in the 2nd quarter. The downward trend of traditional telephony was largely offset by the growth of voice-over-IP and customer relations services (contact number services).

Data services remained stable at -0.3% in the 3rd quarter after rising 0.5% in the 2nd quarter. Revenues from IPVPN subscribers continued to rise steadily (+1.7% in the 3rd quarter), offsetting the downturn in legacy data services. There were 351,000 IPVPN subscribers at 30 September 2016, growth of 0.6% year on year.

IT and integration services rose 4.1% in the 3rd quarter after climbing 1.2% in the 2nd quarter. The Cloud and security services continued their strong growth, at 16% and 8% respectively in the 3rd quarter.

International Carriers & Shared Services

Revenues from the International Carriers and Shared Services segment fell 4.7% in the 3rd quarter of 2016 on a comparable basis, mostly in connection with the downturn in services to international carriers.

Schedule of upcoming events

•   23 February 2017: presentation of 2016 results

Contacts

press: +33 1 44 44 93 93 Jean-Bernard Orsoni jeanbernard.orsoni@orange.com Tom Wright tom.wright@orange.com Olivier Emberger olivier.emberger@orange.com financial communications: +33 1 44 44 04 32

(analysts and investors)

Patrice Lambert-de Diesbach
p.lambert@orange.com

Constance Gest
constance.gest@orange.com

Luca Gaballo
luca.gaballo@orange.com

Caroline Maury
caroline.maury@orange.com

Samuel Castelo

samuel.castelo@orange.com

Didier Kohn
didier.kohn@orange.com

All press releases are available on the following websites:

www.orange.com; www.orange.es; www.orange-ir.pl; www.orange.be; www.orange-business.com

Disclaimer

This press release contains forward-looking statements about Orange. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ from the results anticipated in the forward-looking statements include, among others: the success of Orange’s strategy, particularly its ability to maintain control over customer relations when facing competition with OTT players, Orange’s ability to withstand intense competition in mature markets and business activities, its ability to capture growth opportunities in emerging markets and the risks specific to those markets, fiscal and regulatory constraints and changes, and the results of litigation regarding regulations, competition and other matters, the success of Orange's French and international investments, joint ventures and strategic partnerships in situations in which it may not have control of the enterprise, and in countries presenting additional risk, risks related to information and communications technology systems generally, including networks or software failures due to cyberattacks, damage to networks caused by natural disasters, voluntary acts or other reasons, loss or disclosure to third parties of customers data, health concerns surrounding telecommunications equipment and devices, Orange's credit ratings, its ability to access capital markets and the state of capital markets in general, exchange rate or interest rate fluctuations, and changes in assumptions underlying the carrying amount value of certain assets and resulting in their impairment. More detailed information on the potential risks that could affect our financial results will be found in the Registration Document and in the annual report on Form 20-F filed on April 4, 2016 with, respectively, the French Autorité des Marchés Financiers (AMF) and the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Other than as required by law (in particular pursuant to sections 223-1 and seq. of the General Regulations of the AMF), Orange does not undertake any obligation to update them in light of new information or future developments.

Appendix 1: revenues by operating segment

	2016	2015	2015	change	change
		comparable basis	historical basis	comparable basis	historical basis
In millions of euros				(in %)	(in %)

September 30
France	14,144	14,289	14,279	(1.0)%	(0.9)%
Mobile services	5,424	5,638	5,638	(3.8)%	(3.8)%
Mobile equipment sales	520	486	486	6.9%	6.9%
Fixed services	7,773	7,734	7,734	0.5%	0.5%
Fixed services retail	4,771	4,808	4,808	(0.8)%	(0.8)%
Fixed wholesale	3,002	2,927	2,927	2.6%	2.6%
Other revenues	427	430	421	-	-
Europe	7,798	7,666	7,345	1.7%	6.2%
Mobile services	4,640	4,504	4,542	3.0%	2.2%
Mobile equipment sales	695	644	643	7.9%	8.1%
Fixed services	2,341	2,359	1,999	(0.8)%	17.1%
Other revenues	122	160	161	-	-
Of which:
Spain	3,706	3,520	3,064	5.3%	21.0%
Mobile services	1,959	1,818	1,776	7.8%	10.3%
Mobile equipment sales	366	374	366	(2.2)%	(0.0)%
Fixed services	1,380	1,316	914	4.9%	51.1%
Other revenues	1	11	7	-	-
Poland	1,963	2,042	2,145	(3.9)%	(8.5)%
Mobile services	922	944	994	(2.3)%	(7.2)%
Mobile equipment sales	166	105	110	57.7%	50.4%
Fixed services	808	886	929	(8.8)%	(13.0)%
Other revenues	67	107	112	-	-
Belgium & Luxembourg	920	913	913	0.8%	0.8%
Mobile services	762	753	753	1.2%	1.2%
Mobile equipment sales	84	88	88	(5.3)%	(5.3)%
Fixed services	54	61	61	(12.2)%	(12.2)%
Other revenues	21	11	11	-	-
Central European countries	1,215	1,194	1,227	1.7%	(1.0)%
Mobile services	1,002	991	1,021	1.1%	(1.9)%
Mobile equipment sales	80	76	78	4.6%	2.0%
Fixed services	100	96	97	3.2%	3.1%
Other revenues	34	31	31	-	-
Intra-Europe eliminations	(6)	(2)	(3)	-	-
Africa & Middle East	3,887	3,772	3,587	3.0%	8.4%
Mobile services	3,190	3,068	2,888	4.0%	10.5%
Mobile equipment sales	56	58	55	(2.9)%	3.2%
Fixed services	572	577	573	(0.8)%	(0.2)%
Other revenues	68	69	71	-	-
Enterprise	4,756	4,707	4,748	1.0%	0.2%
Voice services	1,128	1,148	1,151	(1.8)%	(2.0)%
Data services	2,133	2,129	2,208	0.2%	(3.4)%
IT and integration services	1,495	1,431	1,389	4.5%	7.7%
International Carriers & Shared Services	1,360	1,386	1,442	(1.8)%	(5.7)%
International Carriers	1,143	1,175	1,175	(2.7)%	(2.7)%
Shared Services	217	211	268	3.0%	(18.8)%
Intra-Group eliminations	(1,544)	(1,562)	(1,561)	-	-
Group total	30,401	30,258	29,841	0.5%	1.9%

	2016	2015	2015	change	change
		comparable basis	historical basis	comparable basis	historical basis
In millions of euros				(in %)	(in %)

3rd quarter
France	4,768	4,797	4,794	(0.6)%	(0.5)%
Mobile services	1,834	1,906	1,906	(3.8)%	(3.8)%
Mobile equipment sales	194	174	174	11.4%	11.4%
Fixed services	2,590	2,572	2,572	0.7%	0.7%
Fixed services retail	1,593	1,595	1,595	(0.1)%	(0.1)%
Fixed wholesale	997	977	977	2.1%	2.1%
Other revenues	150	145	142	-	-
Europe	2,670	2,597	2,652	2.8%	0.7%
Mobile services	1,602	1,550	1,568	3.3%	2.2%
Mobile equipment sales	242	208	222	16.7%	8.9%
Fixed services	781	789	805	(0.9)%	(2.9)%
Other revenues	45	50	57	-	-
Of which:
Spain	1,288	1,194	1,216	7.8%	5.9%
Mobile services	696	634	631	9.8%	10.2%
Mobile equipment sales	127	116	128	9.5%	(1.4)%
Fixed services	465	444	451	4.6%	3.1%
Other revenues	1	1	6	-	-
Poland	657	684	709	(3.9)%	(7.4)%
Mobile services	308	318	330	(3.1)%	(6.8)%
Mobile equipment sales	59	39	41	51.2%	45.7%
Fixed services	266	292	302	(8.6)%	(11.6)%
Other revenues	23	35	36	-	-
Belgium & Luxembourg	311	306	306	1.7%	1.7%
Mobile services	258	258	258	(0.1)%	(0.1)%
Mobile equipment sales	28	26	26	9.0%	9.0%
Fixed services	18	19	19	(7.2)%	(7.2)%
Other revenues	8	3	3	-	-
Central European countries	417	414	421	0.8%	(1.1)%
Mobile services	343	342	349	0.3%	(1.8)%
Mobile equipment sales	28	27	28	4.6%	2.6%
Fixed services	33	34	34	(2.8)%	(2.8)%
Other revenues	13	11	11	-	-
Intra-Europe eliminations	(3)	(1)	(1)	-	-
Africa & Middle East	1,371	1,338	1,304	2.5%	5.1%
Mobile services	1,135	1,097	1,063	3.5%	6.8%
Mobile equipment sales	17	21	17	(17.2)%	1.0%
Fixed services	192	198	201	(3.2)%	(4.6)%
Other revenues	26	22	22	-	-
Enterprise	1,567	1,556	1,577	0.7%	(0.6)%
Voice services	371	377	378	(1.5)%	(1.8)%
Data services	708	710	739	(0.3)%	(4.3)%
IT and integration services	488	469	459	4.1%	6.3%
International Carriers & Shared Services	456	479	486	(4.7)%	(6.1)%
International Carriers	386	406	406	(5.0)%	(5.0)%
Shared Services	70	73	80	(3.6)%	(11.9)%
Intra-Group eliminations	(510)	(527)	(528)	-	-
Group total	10,323	10,240	10,284	0.8%	0.4%

Appendix 2: analysis of restated consolidated EBITDA

	2016	2015	change
		comparable basis	comparable basis
In millions of euros			(in %)

September 30
Revenues	30,401	30,258	0.5%
External purchases	(13,315)	(13,109)	1.6%
as % of revenues	43.8%	43.3%	0.5 pt.
of which:
Interconnection costs	(4,052)	(4,027)	0.6%
as % of revenues	13.3%	13.3%	0.0 pt.
Other network and IT expenses	(2,190)	(2,123)	3.2%
as % of revenues	7.2%	7.0%	0.2 pt.
Property, overheads, other expenses and capitalised costs	(2,298)	(2,323)	(1.1)%
as % of revenues	7.6%	7.7%	(0.1) pt.
Commercial expenses and content costs	(4,774)	(4,636)	3.0%
as % of revenues	15.7%	15.3%	0.4 pt.
Labour expenses	(6,240)	(6,330)	(1.4)%
as % of revenues	20.5%	20.9%	(0.4) pt.
Operating taxes and levies	(1,568)	(1,466)	6.9%
Other operating income and expenses	232	137	-
Restated EBITDA*	9,510	9,491	0.2%
as % of revenues	31.3%	31.4%	(0.1) pt.

	2016	2015	change
		comparable basis	comparable basis
In millions of euros			(in %)

3rd quarter
Revenues	10,323	10,240	0.8%
External purchases	(4,497)	(4,440)	1.3%
as % of revenues	43.6%	43.4%	0.2 pt.
of which:
Interconnection costs	(1,364)	(1,363)	0.1%
as % of revenues	13.2%	13.3%	(0.1) pt.
Other network and IT expenses	(720)	(722)	(0.3)%
as % of revenues	7.0%	7.1%	(0.1) pt.
Property, overheads, other expenses and capitalised costs	(770)	(770)	(0.0)%
as % of revenues	7.5%	7.5%	(0.1) pt.
Commercial expenses and content costs	(1,642)	(1,585)	3.6%
as % of revenues	15.9%	15.5%	0.4 pt.
Labour expenses	(1,920)	(1,973)	(2.7)%
as % of revenues	18.6%	19.3%	(0.7) pt.
Operating taxes and levies	(350)	(321)	8.9%
Other operating income and expenses	42	33	-
Restated EBITDA*	3,597	3,540	1.6%
as % of revenues	34.9%	34.6%	0.3 pt.

* EBITDA restatements are described on the following page.

Bridge table of restated data to consolidated income statement

2016 data	3rd quarter 2016			September 30, 2016
In millions of euros	Restated data	Presentation restatements	Income statement	Restated data	Presentation restatements	Income statement
Revenues	10,323	-	10,323	30,401	-	30,401
External purchases	(4,497)	-	(4,497)	(13,315)	-	(13,315)
Other operating income	162	-	162	525	7	532
Other operating expense	(120)	(1)	(121)	(293)	(62)	(355)
Labour expenses	(1,920)	(36)	(1,957)	(6,240)	(121)	(6,361)
Operating taxes and levies	(350)	-	(350)	(1,568)	90	(1,478)
Gains (losses) on disposal	-	1	1	-	68	68
Restructuring costs	-	(10)	(10)	-	(350)	(350)
Restated EBITDA	3,597	(46)		9,510	(367)
Significant litigation	(3)	3	-	37	(37)	-
Specific labour expenses	(34)	34	-	(114)	114	-
Review of the investments and business portfolio	1	(1)	-	68	(68)	-
Restructuring costs	(10)	10	-	(350)	350	-
Other specific items *	-	-	-	(8)	8	-
Reported EBITDA	3,551		3,551	9,143		9,143

2015 pro forma data	3rd quarter 2015			September 30, 2015
In millions of euros	Restated data	Presentation restatements	Income statement	Restated data	Presentation restatements	Income statement
Revenues	10,240	-	10,240	30,258	-	30,258
External purchases	(4,440)	-	(4,440)	(13,109)	-	(13,109)
Other operating income	129	-	129	454	-	454
Other operating expense	(96)	-	(96)	(317)	(413)	(730)
Labour expenses	(1,973)	(40)	(2,013)	(6,330)	(148)	(6,477)
Operating taxes and levies	(321)	-	(321)	(1,466)	-	(1,466)
Gains (losses) on disposal	-	-	-	-	-	-
Restructuring costs	-	(49)	(49)	-	(93)	(94)
Restated EBITDA	3,540	(89)		9,491	(654)
Significant litigation	-	-	-	(413)	413	-
Specific labour expenses	(40)	40	-	(148)	148	-
Review of the investments and business portfolio	-	-	-	-	-	-
Restructuring costs	(49)	49	-	(93)	93	-
Other specific items	-	-	-	-	-	-
Reported EBITDA	3,451		3,451	8,837		8,837

2015 historical data	3rd quarter 2015			September 30, 2015
In millions of euros	Restated data	Presentation restatements	Income statement	Restated data	Presentation restatements	Income statement
Revenues	10,284	-	10,284	29,841	-	29,841
External purchases	(4,452)	-	(4,452)	(12,838)	-	(12,838)
Other operating income	128	-	128	445	-	445
Other operating expense	(99)	-	(99)	(290)	(525)	(815)
Labour expenses	(1,987)	(40)	(2,026)	(6,350)	(148)	(6,497)
Operating taxes and levies	(313)	-	(313)	(1,457)	-	(1,457)
Gains (losses) on disposal	-	(1)	(1)	-	184	184
Restructuring costs	-	(49)	(49)	-	(83)	(83)
Restated EBITDA	3,561	(90)		9,351	(571)
Significant litigation	-	-	-	(413)	413	-
Specific labour expenses	(40)	40	-	(148)	148	-
Review of the investments and business portfolio	(1)	1	-	73	(73)	-
Restructuring costs	(49)	49	-	(83)	83	-
Other specific items	-	-	-	-	-	-
Reported EBITDA	3,471		3,471	8,780		8,780
*Transaction costs related to the negotiations with Bouygues Telecom which were incurred in Q1 2016 during discussions regarding a possible consolidation between the two companies.

Appendix 3: key performance indicators

	September 30, 2016	September 30, 2015
Orange Group		historical basis
Total number of customers* (millions)	255.515	263.335
Mobile customers* (millions)	194.458	201.675
- of which contract customers (millions)	68.485	70.861
Fixed broadband customers (millions)	18.059	17.942
- of which FTTH customers (millions)	2.898	1.487
TV customers (millions)	8.200	7.658
France
Mobile services
Number of customers* (millions)	29.508	28.226
- of which contract customers (millions)	25.759	23.706
Total ARPU (euros)	22.2	22.6
Fixed services
Number of broadband customers (millions)	11.056	10.613
- of which FTTH customers (millions)	1.308	0.827
Broadband market share at end of period (%)	40.2 **	39.9
Number of TV customers (millions)	6.512	6.270
Broadband ARPU (euros)	33.2	33.1
Number of fixed line subscribers (millions)	16.062	16.285
Number of wholesale lines (millions)	14.021	13.898
Europe***
Mobile services
Number of customers* (millions)	51.421	50.174
- of which contract customers (millions)	32.867	30.830
Number of MVNO customers (millions)	3.921	3.193
Fixed services
Number of broadband customers (millions)	6.119	6.001
- of which FTTH customers (millions)	1.544	0.640
Number of TV customers (millions)	1.635	1.341
Number of fixed lines (millions)	8.842	9.179
Spain
Mobile services
Number of customers* (millions)	15.846	15.169
- of which contract customers (millions)	12.545	11.901
Total ARPU (euros)	13.7	14.1
Number of MVNO customers (millions)	1.923	1.487
Fixed services
Number of broadband customers (millions)	3.886	3.689
- of which FTTH customers (millions)	1.411	0.563
Number of TV customers (thousands)	458	215
Broadband ARPU (euros)	30.9	28.5

* Excluding customers of MVNOs
** Company estimate.
*** Europe: Spain, Poland, Belgium & Luxembourg, and Central European countries.

The customer base of the Orange Group at 30 September 2015 on an historical basis included 50% of the EE customer base, which was consolidated into the Group's customer base. Orange and Deutsche Telekom finalised the sale of EE to BT Group in January 2016.

	September 30, 2016	September 30, 2015
Poland		historical basis
Mobile services
Number of customers* (millions)	16.394	15.693
- of which contract customers (millions)	9.085	8.087
Total ARPU (PLN)	28.7	30.5
Fixed services
Number of broadband customers (millions)	2.025	2.131
- of which VHBB customers (VDSL and FTTH, thousands)	436	271
Number of TV customers (thousands)	761	774
Broadband ARPU (PLN)	60.5	61.0
Number of fixed lines (millions)	4.797	5.295
Belgium & Luxembourg
Mobile services
Number of customers* (millions)	3.925	3.974
- of which contract customers (millions)	3.164	3.112
Total ARPU - Belgium (euros)	24.3	23.9
Number of MVNO customers (millions)	1.992	1.699
Fixed services
Number of broadband customers (thousands)	43	32
Number of TV customers (thousands)	22	2
Number of telephone lines (thousands)	159	196
Central European countries
Mobile services
Number of customers* (millions)	15.255	15.338
- of which contract customers (millions)	8.073	7.730
Fixed services
Number of broadband customers (thousands)	165	150
Number of TV customers (thousands)	394	350
Africa & Middle East
Mobile services
Number of customers* (millions)	113.530	111.177
- of which contract customers (millions)	9.859	8.726
Fixed services
Number of broadband customers (thousands)	884	865
Total number of telephone lines (thousands)	1,110	1,152
Enterprise
France
Number of legacy telephone lines (thousands)	2,857	3,001
Number of IP-VPN accesses (thousands)	295	294
Number of XoIP connections (thousands)	93	87
World
Number of IP-VPN accesses worldwide (thousands)	351	349
* Excluding customers of MVNOs.

Appendix 4: glossary

Key figures

Comparable basis: data based on comparable accounting principles, scope of consolidation and exchange rates are presented for previous periods. The transition from data on an historical basis to data on a comparable basis consists of keeping the results for the period ended and then restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable accounting principles, scope of consolidation and exchange rate. The method used is to apply to the data of the corresponding period of the preceding year, the accounting principles and scope of consolidation for the period just ended as well as the average exchange rate used for the income statement for the period ended.

Reported EBITDA: operating income before depreciation and amortisation, before revaluation related to acquisitions of controlling interests, before impairment of goodwill and assets, and before income from associates. EBITDA is not a financial aggregate as defined by IFRS standards and may not be directly comparable to similarly named indicators in other companies.

Restated EBITDA: Reported EBITDA (see definition), adjusted for the impacts of key disputes, specific labour expenses, the review of the portfolio of shares and operations, the cost of restructuring and, as applicable, other specific and systematically identified items. Since the 1st quarter of 2016, restated EBITDA excludes all income from the disposal of shares and operations, regardless of the amount, and the restated EBITDA for past periods was revised accordingly. Restated EBITDA is not a financial aggregate as defined by IFRS standards and may not be directly comparable to similarly named indicators in other companies.

CAPEX: capital expenditure on tangible and intangible assets excluding telecommunication licences and investments through finance leases. CAPEX is not a financial performance indicator as defined by IFRS standards and may not be directly comparable to indicators referenced by the same name in other companies.

Mobile services

Revenues from mobile services: include revenues generated by incoming and outgoing calls (voice, SMS and data services), network access fees, added-value services, machine to machine, roaming revenues from customers of other networks (national and international roaming), revenues with mobile virtual network operators (MVNO) and revenues from network sharing.

Mobile ARPU: the annual average revenues per user (ARPU) are calculated by dividing the revenues from incoming and outgoing calls (voice, SMS and data services), network access fees, added-value services and visitor roaming over the past twelve months, by the weighted average number of customers over the same period, excluding "machine to machine" customers. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. Mobile ARPU is expressed as monthly revenues per customer.

Roaming: use of a mobile service on the network of an operator other than that of the subscriber.

MVNO: Mobile Virtual Network Operator. These are operators that do not have their own radio network and thus use the infrastructure of third-party networks.

Fixed services

Includes traditional fixed telephony, fixed broadband services, enterprise solutions and networks[9] and carrier services (notably national and international interconnections, unbundling and wholesale telephone line rentals).

Fixed broadband ARPU (ADSL, FTTH, VDSL, satellite and WiMAX): the average revenues per user (ARPU) of broadband services per year are calculated by dividing the revenues generated by retail broadband services over the past twelve months by the weighted average number of accesses over the same period. The weighted average number of accesses is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of accesses at the start and end of the month. Fixed broadband ARPU is expressed as monthly revenues per access.

[1] Excluding machine-to-machine.

[2] Subject to approval at the annual shareholders meeting.

[3] The ex-dividend date is set at 5 December 2016 and the recording date at 6 December 2016.

[4] On an historical basis, revenues at 30 September 2016 recorded an increase of 1.9% in relation to the previous year, which included:

-  the impact of changes in consolidation scope (+2.3 percentage points), in particular with the acquisition of Jazztel and the full consolidation of Méditel from 1 July 2015; the acquisition of Cellcom in Liberia and Tigo in the Democratic Republic of the Congo, which were fully consolidated at 30 September 2016 retroactively to the date of acquisition (6 months and 5 months of operations respectively); the sale of 80% of Dailymotion on 30 June 2015 (+10% on 30 July); and the sale of Orange Armenia on 3 September 2015;

-  the impact of variations in foreign exchange (-0.9 percentage points), in particular with the decline in the Polish zloty and the Egyptian pound.

[5] Including the acquisitions of telecommunication licences (1.054 billion euros) and investments financed by capital leases (84 million euros), total CAPEX on tangible and intangible assets was 5.871 billion euros in the first nine months of 2016. In the 3rd quarter of 2016, CAPEX on tangible and intangible assets was 1.683 billion euros, including 79 million euros related to acquisitions of telecommunication licences and 38 million euros related to investments financed by capital leases.

[6] Excluding machine-to-machine.

[7] Excluding machine-to-machine contracts.

[8] Pursuant to the agreement with Telekom Romania for the use of its fibre optic network in urban areas.

[9] With the exception of France, where entreprise solutions and networks are listed under the Enterprise business segment.

ORANGE

Date: October 25, 2016	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations